                            Sibun River Group, Inc.
                         580 Hornsby Street, Suite 210
                  Vancouver, British Columbia V6C 3B6, CANADA
                                (604) 687-6991



                               February 15, 2000



Mr. Steven C. Duvall
Mr. Anthony Barone
Ms. Terry Pentimonti
Securities and Exchange Commission
Washington, D.C.  20549-0404

     Re:  Sibun River Group, Inc. Form S-1; Commission File No.: 333-84905

Ladies and Gentlemen:

          The undersigned, Sibun River Group, Inc., a Nevada corporation (the "Registrant"), hereby applies to withdraw the Registration Statement on Form S-1 (SEC Reg. No. 333-84905), as originally filed with the Securities and Exchange Commission (the "Commission") on August 10, 1999, as subsequently amended (the "Registration Statement"). We will also withdraw our Request for Confidential Treatment filed with the Office of the Secretary.

     The reason for the Registrant's application of withdrawal is that the distribution license which is Registrant's primary asset and upon which it bases its business plan is the subject of a legal dispute and Registrant's ability to implement its business plan has been seriously undermined. Registrant's distribution license was granted by Mortenson & Associates, which received its license from NW Technologies Inc. NW Technologies Inc. has abrogated Mortenson & Associates' license, which results in a material adverse effect on the value of the Registrant's equity securities.

     No offers or sales of securities were made in connection with the Registration Statement. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477 of the rules and regulations promulgated under the Securities Act of 1933.

               Please do not hesitate to call me at (604) 687-2199, or Jim Vandeberg at (206) 386-8080 if you have any questions.

Securities and Exchange Commission
February 15, 2000
Page 2


IN WITNESS WHEREOF, the undersigned hereby makes this application to withdraw the above-referenced Registration Statement, and respectfully requests that the Commission enter an order confirming and approving the same.

                                 Very truly yours,

                                 SIBUN RIVER GROUP, INC.


                                 /s/ Suzanne Wood
                                 Suzanne Wood
                                 President

VEO:vo
cc:  James L. Vandeberg